SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2009

                        Commission File Number: 333-13944

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                              (Name of Registrant)


            12th Floor, Jeevan Bharati Tower-1, 124 Connaught Circus
                            New Delhi 110 001, India
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                           Mahanagar Telephone (MTNL)

                                TABLE OF CONTENTS
Exhibit

     1.   Press Release, dated March 27, 2009, regarding tax refund.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Mahanagar Telephone Nigam Limited
                                                      (Registrant)



                                            By: /s/S. R. Sayal
                                                --------------
                                                Name: S. R. Sayal
                                                Title: Company Secretary




Date:   April  8, 2009